UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             V.I. Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   917920 10 0
                                   -----------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]     Rule 13d-1(b)

 [ ]     Rule 13d-1(c)

 [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)




                                Page 1 of 5 Pages

CUSIP No.    917920 10 0


1    Name of Reporting Person:   Pall Corporation
     I.R.S. Identification No. of above person (entities only):  11-1541330

2    Check the Appropriate Box if a Member of a Group (See Instructions):(a) [ ]
                                                                         (b) [X]

3    SEC Use Only


4    Citizenship or Place of Organization: New York



  NUMBER OF         5    Sole Voting Power: 925,070 shares
   SHARES
BENEFICIALLY        6    Shared Voting Power: -0-
  OWNED BY
    EACH            7    Sole Dispositive Power: 925,070 shares
  REPORTING
   PERSON           8    Shared Dispositive Power: -0-
    WITH

9    Aggregate Amount Beneficially Owned by Each Reporting Person:925,070 shares

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares  (See
     Instructions):                                                         [  ]

11   Percent of Class Represented by Amount in Row (9): 7.49%*

12   Type of Reporting Person:    CO


--------

     *The Issuer's transfer agent has advised the Reporting Person that on December 31, 1998, there were 12,350,038 shares of Common Stock outstanding.



                                Page 2 of 5 Pages

Item 1.

(a)  Name of Issuer: V.I. Technologies, Inc.

(b)  Address of  Issuer's  Principal  Executive  Offices:
                                                  134  Coolidge  Avenue
                                                  Watertown, Massachusetts 02472

Item 2.

(a) Name of Person Filing: Pall Corporation

(b) Address of Principal Business
      Office or, if none, Residence:   2200 Northern Boulevard
                                       East Hills, New York 11548

(c) Citizenship:      New York

(d) Title of Class of Securities:      Common Stock, $.01 par value

(e) CUSIP Number:  917920 10 0

Item 3.

     Not applicable.

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned (as of December 31, 1998): 925,070 shares

(b)  Percent of class: 7.49%*

--------

     *The Issuer's transfer agent has advised the Reporting Person that on December 31, 1998, there were 12,350,038 shares of Common Stock outstanding.



                                Page 3 of 5 Pages

(c) Number of shares as to which the person has:

     (i) sole power to vote or to direct the vote: 925,070 shares

     (ii) shared power to vote or to direct the vote: -0-

     (iii) sole power to dispose or to direct the disposition of: 925,070 shares

     (iv) shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.




                                Page 4 of 5 Pages

Item 10. Certification

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


January 4, 2001


                                                     PALL CORPORATION



                                                     By:/s/Mary Ann Bartlett
                                                        --------------------
                                                           Mary Ann Bartlett
                                                           Secretary



                                Page 5 of 5 Pages